SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

Date: 5 January 2006

NATIONAL GRID plc

(Registrant’s Name)

1-3 Strand

London

WC2N 5EH

(Registrant’s Address)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F       [ X ]           Form 40-F     [     ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3- 2(b) under the Securities Exchange Act of 1934.

Yes          [     ]           No     [ X ]

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

NATIONAL GRID plc

By:	/s/ David C Forward
David C Forward
Assistant Secretary

Date: 5 January 2006

ANNEX 1 - SUMMARY

FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a – 16 or 15d – 16 of

The Securities Exchange Act of 1934

Announcements sent to the London Stock Exchange

National Grid plc (‘NGT’) 1-3 Strand, London, WC2N 5EH United Kingdom

Update- to end of December 2005

DATE	DETAILS
21.12.05	Quest operation.
12.12.05	Deutsche Bank interest falls below 3%
9.12.05	CSFB interest back above 3%
8.12.05	Directors Interests - Share Incentive Plan - monthly update
8.12.05	Morgan Stanley interest falls below 3%
5.12.05	CSFB interest falls below 3%
2.12.05	Quest operation.
1.12.05	Morgan Stanley Reduce to 3.71% interest.

ANNEX 2 – Copy Announcements as sent

FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a – 16 or 15d – 16 of

The Securities Exchange Act of 1934

Announcements sent to the London Stock Exchange

National Grid plc (‘NGT’) 1-3 Strand, London, WC2N 5EH United Kingdom

Update- to end of December 2005

National Grid plc (NG)

21 December 2005

QUALIFYING EMPLOYEE SHARE OWNERSHIP TRUST (Quest)

(Notification of Directors’ Interests pursuant to Section 324(2)

of the Companies Act 1985)

Yesterday, each of the following NG Executive Directors: E M Astle, S J Holliday, S Lucas, N P Winser and R J Urwin, technically ceased to be interested in 55,827 NG Ordinary shares, by virtue of the Quest transferring the shares to employees.

(Note: For Companies Act purposes, the Executive Directors named above are deemed to have a technical interest in the shares held in NG’s Quest, together with all participating employees. The interest ceases when shares are transferred to participants who exercise their Sharesave scheme options.)

Contact: D C Forward, Assistant Secretary (0207 004 3226).

National Grid plc (‘NG’)

12 December 2005

Notification of Interest in NG Ordinary Shares,

Pursuant to Sections 198 to 208 of The Companies Act 1985

NG today received a notification from Deutsche Bank AG London, that Deutsche Bank AG and its subsidiary companies no longer have a notifiable interest in the ordinary shares of NG (formerly 3.34% at 29 November 2005).

National Grid plc (‘NG’)

9 December 2005

Notification of Interest in NG Ordinary Shares,

Pursuant to Sections 198 to 208 of The Companies Act 1985

NG yesterday received a notification from Credit Suisse First Boston group, that its total interest was 3.41% (92,446,121 ordinary shares) at 6 December 2005. (Included in this disclosure are 47,967,218 ordinary shares with an interest under Section 208(5) of the Companies Act, by virtue of the right to re-delivery of equivalent securities under stock lending arrangements.)

National Grid plc (NG)

8 December 2005

NG SHARE INCENTIVE PLAN (the “SIP”)

(Notification of Directors’ Interests,

pursuant to Section 324(2) of the Companies Act 1985)

Under the SIP scheme, operated through Towers Perrin Share Plan Services Limited as Trustee, employees may acquire NG ordinary shares by regular monthly contributions. The current monthly purchase of 44,659 NG ordinary shares under the scheme was confirmed by the Trustee yesterday, the shares having been purchased in the market on 7 December 2005, at a price of 540.5 pence per share, on behalf of some 2,700 participants.

The following executive Directors of NG are beneficiaries of the number of shares purchased on their behalf:

Director	Shares purchased in SIP	Resulting total interest
Steven Holliday	23 Ordinary Shares	559,403 Ordinary Shares
Roger Urwin	23 Ordinary Shares	1,501,131 Ordinary Shares 281,977 B Shares- unchanged

Contact: D C Forward, Assistant Secretary (0207 004 3226)

National Grid plc (‘NG’)

8 December 2005

Notification of Interest in NG Ordinary Shares,

Pursuant to Section 198 of The Companies Act 1985

NG yesterday received a notification from Morgan Stanley Securities Limited; that from 5 December 2005 it no longer had a notifiable interest in the ordinary shares of NG.

National Grid plc (‘NG’)

5 December 2005

Notification of Interest in NG Ordinary Shares,

Pursuant to Sections 198 to 208 of The Companies Act 1985

NG has today received a notification from Credit Suisse First Boston group, that on 1 December 2005 it no longer had a notifiable interest in the ordinary shares of NG.

National Grid plc (NG)

2 December 2005

QUALIFYING EMPLOYEE SHARE OWNERSHIP TRUST (Quest)

(Notification of Directors’ Interests pursuant to Section 324(2)

of the Companies Act 1985)

Today, each of the following NG Executive Directors: E M Astle, S J Holliday, S Lucas, N P Winser and R J Urwin, technically ceased to be interested in 587,935 NG Ordinary shares, by virtue of the Quest transferring the shares to some 250 employees.

(Note: For Companies Act purposes, the Executive Directors named above are deemed to have a technical interest in the shares held in NG’s Quest, together with all participating employees. The interest ceases when shares are transferred to participants who exercise their Sharesave scheme options.)

Contact: D C Forward, Assistant Secretary (0207 004 3226).

1st December 2005

National Grid plc (NG)

Notification of Interest in NG Ordinary Shares,

Pursuant to Section 198 of The Companies Act 1985

NG yesterday received a notification from Morgan Stanley Securities Limited; that a disposal reduced its total interest to 3.71% (100,559,344 shares) at 23 November 2005 (formerly 4.09%, at 7 November 2005). Included in this notification are 99,424,401 shares in which the interest is pursuant to Section 208(5) of the Companies Act; in respect of the transfer to a third party on terms giving the right to require return of an equivalent number of shares.